Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com


05006709

SUPPL

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAR 18 2005
WASH. D.C.
202
SECTION

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 10 March, 2005 together with a Stock Exchange Announcement of 10 March, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations





Franciska Janzon
Investor Relations Manager

RESOLUTIONS OF THE AGM IN KCI KONECRANES PLC

At today's Annual General Meeting of shareholders in KCI Konecranes Plc, the following resolutions were made:

Dividend

The Meeting approved the company's income of statement and balance sheet for the fiscal year 2004. Board members and the Managing Director were discharged from liability. The meeting adopted the Board's proposal that a dividend of EUR 1.05 be paid on each of the 14,099,380 shares for a total of EUR 14,804,349.00 and that the rest of the company's distributable equity EUR 52,790,376.89 be retained and carried forward. The company holds 210,650 shares on which dividend shall not be paid. The record day is March 15, 2005 and dividend will be paid on March 22, 2005.

The President and CEO's speech

In his speech at the AGM Mr. Gustavson compared KCI Konecranes' situation today to that of 10 years ago. Also then the company had gone through a thorough product renewal after a period of recession and had rediscovered growth. This is similar to the situation of the company today. Mr Gustavson reported on the Group's 2004 financial results and briefly introduced the acquisitions of SMV Lifttrucks AB of Sweden and Morris Material Handling Ltd of the UK in 2004. In his speech Mr Gustavson welcomed his successor elect Mr. Pekka Lundmark, Group Executive Vice President to a company full of pioneering spirit and a strong belief in the future. He also expressed his appreciation for Mr. Björn Savén's long duty as Chairman. Incoming President and CEO Pekka Lundmark also addressed the AGM. In his speech he reconfirmed the cornerstones of the KCI Konecranes strategy. Main points from the speeches are available as a recording on the Internet at: www.konecranes.com/agm2005.

Board of Directors

The number of Board Members was confirmed to be seven (7). Board members Mr. Björn Savén, Mr. Svante Adde, Mr. Matti Kavetvuo, Mr. Timo Poranen, Mr. Stig Stendahl and Mr. Stig Gustavson were re-elected. Ms. Malin Persson was elected new member of the Board. Board member Mr. Lennart Simonsen resigned from the Board of Directors. In the Board's first meeting, Mr. Björn Savén was re-elected Chairman of the Board. A picture of all the Board members is available at our Investor Relations website www.konecranes.com/investor.

Compensation of the Board of Directors

The AGM adopted the Nomination and Compensation Committee's proposal on annual fees to be paid as follows: Chairman of the Board EUR 50,000, Vice Chairman of the Board EUR 30,000, and other Board members EUR 20,000. In addition, a fee of EUR 1000 per meeting is paid to the Chairman and members for the Board committee meetings they attend.

The annual fee can be paid either in cash or in KCI Konecranes Plc shares. Following prior praxis, persons employed by the Company will not receive compensation for their Board membership. The travel expenses of Board members are compensated for against invoice.


SEC MAIL PROCESSING
RECEIVED
MAR 18 2005
WASH. D.C.
202
SECTION

Company auditors

External auditors Deloitte & Touche Oy were reconfirmed.

Authorisation of the Board of Directors to repurchase the Company's own shares

The AGM adopted the Board's proposal to authorise the Board of Directors to resolve to repurchase the Company's own shares by using funds available for distribution of profit as follows:

The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel or to pay remuneration for services rendered, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled.

Altogether no more than 1.431.003 shares may be repurchased, however no more than the amount of shares, which together with shares held by the company or its subsidiaries corresponds to 10 per cent (according to an amendment of the Companies Act that came into force on 9.3.2005) of the share capital and of the voting rights attached to the shares.

The repurchase of shares will be executed by purchasing shares through public trading on the Helsinki Stock Exchange. The repurchase price must be based on the market price of the Company's share in public trading. The Company may in such context enter into customary derivative, share lending or other arrangements within the limits set out by law and other regulations. The repurchase price will be paid to the sellers of shares within the time period specified in the Rules of Helsinki Stock Exchange and the Rules of Finnish Central Securities Depository Ltd.

The shares will not be repurchased in proportion to the holdings of the shareholders as the repurchases of shares are executed by purchasing shares through public trading. Repurchases will reduce the Company's distributable retained earnings. As the maximum number of the shares to be repurchased does not exceed 10 per cent of the share capital and does not exceed 10 per cent of the voting rights attached to the shares, the repurchase will have no significant effect on the relative holdings of the shareholders of the Company or the voting powers among them.

The aggregate amount of shares held by persons belonging to the inner circle of the Company as defined in Chapter 1, Section 4, Paragraph 1 of the Companies Act, together with shares that such persons are entitled to subscribe for on the basis of existing option rights, corresponds to approximately 20.8 per cent of the share capital of the Company and approximately 21.1 per cent of the voting rights attached to the shares. If the holdings of such persons remain unchanged during the validity of authorisation and the Company repurchases the maximum number of shares pursuant to the authorisation, the corresponding figure will after the repurchase be approximately 24.6 per cent of the voting rights attached to the shares.

The authorisation shall be effective as of 10 March 2005 until 9 March 2006.

Authorisation of the Board of Directors to dispose of own shares held by the Company

The AGM adopted the Board's proposal to authorise the Board of Directors to resolve to dispose of shares repurchased by the Company as follows:

The authorisation is limited to a maximum of 1.431.003 shares. The number of shares covered by the authorisation corresponds to a maximum of 10 per cent of the share capital of the Company and of the voting rights attached to the shares.

The shares may be disposed of in one or several lots of shares. The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel or to pay remuneration for services rendered. The Company may in such context enter into customary derivative, share lending or other arrangements within the limits set out by law and other regulations. The shares may also be disposed of by selling them through public trading.

The Board of Directors is authorised to resolve to dispose of the shares in another proportion than that of the shareholders' pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist from the Company's perspective. Financing or implementation of acquisitions or other arrangements or granting incentives to key personnel or paying remuneration for services rendered may be regarded as weighty financial grounds from the Company's perspective. The Board of Directors is authorised to resolve on the transfer price, on the grounds for determining the transfer price and on the disposal of shares against other than pecuniary consideration. The authorisation does not include disposal of shares for the benefit of persons belonging to the inner circle of the Company referred to in Chapter 1, Section 4, and Paragraph 1 of the Companies Act.

The authorisation shall be effective as of 10 March 2005 until 9 March 2006.

KCI Konecranes. A world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. In 2004, Group sales totalled EUR 728 million. The Group has 4850 employees in 35 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms Sirpa Poitsalo, Director, General Counsel, Tel. +358-20 427 2011

DISTRIBUTION
Helsinki Stock Exchange
Media

SUBSCRIPTION OF KCI KONECRANES SHARES UNDER 1999 STOCK OPTION PLAN

Stock options under the 1999 series A have been exercised to subscribe for 600 new KCI Konecranes shares. The subscription price was EUR 33.00 per share under the terms of the plan. The subscription period under the 1999 options began on April 1, 2002. The issue of the 1999 Stock options was approved by the Annual General Meeting of March 11, 1999. The terms and conditions of the Stock option plan 1999 are available on the Investor Relations website at www.konecranes.com/investor.

The new 600 shares will be recorded in the Trade Register on or about 17 March 2005. As a result of the subscription KCI Konecranes' share capital will increase by EUR 1,200, totalling EUR 28,621,260 from the date of registration. The total number of shares will increase to 14,310,630.

The new shares will carry shareholders' rights from the date of registration, 17 March 2005. KCI Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in these shares will start on or about 18 March 2005.

KCI Konecranes. A world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2004, Group sales totalled EUR 728 million. The Group has 4,850 employees in 35 countries all over the world.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer
Phone +358 20 427 2040, Fax +358 20 427 2099

DISTRIBUTION
Helsinki Stock Exchange
Media